George M. Silfen Partner T 212.715.9522 F 212.715.8422 gsilfen@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

December 14, 2021

VIA EDGAR Ms. Alison White U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Fiera Capital Series Trust (the "Trust") File No.: 811-23220

Dear Ms. White,

Set forth below is our response to the comments received from you via telephone on December 2, 2021 in connection with the Trust's November 30, 2021 preliminary proxy statement filing on Form PRE 14A on behalf of its series Fiera Capital Global Equity Fund, Fiera Capital International Equity Fund and Fiera Capital U.S. Equity Long-Term Quality Fund (the "Proxy Statement"). For your convenience, your comments are bolded and presented in summary form below, and each comment is followed by our response. The Trust is filing a definitive proxy statement filing on Form DEF 14A on behalf of its series Fiera Capital Global Equity Fund, Fiera Capital International Equity Fund and Fiera Capital U.S. Equity Long-Term Quality Fund on the date hereof (the "Definitive Proxy Statement"). Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Proxy Statement.

Comments

On the cover page of the Proxy Statement, please include disclosure required by Item 1(b) of Schedule 14A stating the approximate date on which the proxy statement and form of proxy are first sent or given to shareholders.

The requested disclosure has been added to the Definitive Proxy Statement.

In the "Board of Trustee Approval – Board Considerations – Nature, Extent and Quality of Services" section of the Proxy Statement, please discuss in greater detail the information presented to the Independent Trustees regarding the "financial wherewithal and overall capabilities" of StonePine. Please address in greater detail how the Independent Trustees got comfortable that there would be a comparable level of service.

Ms. Alison White December 14, 2021

The requested disclosure has been added to the Definitive Proxy Statement.

In the "Board of Trustee Approval – Board Considerations – Fees and Expenses" section of the Proxy Statement, please disclose in greater detail on what the Independent Trustees based their opinion of the sub-advisory fee rates to be paid to StonePine.

The requested disclosure has been added to the Definitive Proxy Statement.

In the "Board of Trustee Approval – Board Considerations – Other Benefits" section of the Proxy Statement, there is disclosure that the "Independent Trustees considered the character and amount of other direct and incidental benefits to be received by StonePine and its affiliates from their association with the Funds." Please clarify these other benefits.

This disclosure has been removed from the Definitive Proxy Statement.

In the "Board of Trustee Approval – Board Considerations – Conclusion" section of the Proxy Statement, there is disclosure that the Independent Trustees "also considered other factors, including conditions and trends prevailing generally in the economy, the securities markets, and the mutual fund industry; …" Please further explain this concept and how it impacted the Independent Trustees' decision.

This disclosure has been removed from the Definitive Proxy Statement as the indicated factors were not "material factors" considered.

In the "Information About StonePine" section of the Proxy Statement, please disclose whether StonePine is registered with the SEC as an investment adviser.

The requested disclosure has been added to the Definitive Proxy Statement.

In the "General Information – Vote Required" section of the Proxy Statement, consider clarifying that shareholder approval for one Sub-Advisory Agreement for a Fund is not contingent on any other approval for another Fund.

The suggested disclosure has been added to the Definitive Proxy Statement.

In the "General Information – Effect of Abstentions and Broker 'Non-Votes'" section of the Proxy Statement, given that the approval of a sub-advisory agreement is considered a non-routine proposal, please remove the language regarding broker non-votes.

The disclosure regarding broker non-votes has been removed from the Definitive Proxy Statement.

In the "Method and Cost of Solicitation" section of the Proxy Statement, please state in this section that StonePine and Fiera will bear costs of the meeting and solicitation, similar to the disclosure in the Q&A section of the Proxy Statement.

Ms. Alison White December 14, 2021

The requested disclosure has been added to the Definitive Proxy Statement.

* * * * *

Ms. Alison White December 14, 2021

The Trust believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 715-9522. Thank you for your assistance regarding this matter.

Sincerely,

/s/ George M. Silfen

George M. Silfen

GMS